Filed by Greenlane Holdings, Inc.
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: KushCo Holdings, Inc.
Commission File No.: 000-55418

On April 22, 2021, Aaron LoCascio, the Chief Executive Officer of Greenlane Holdings, Inc. (“Greenlane” or the “Company”) participated in an interview with Seeking Alpha. The interview as it appeared on https://seekingalpha.com/article/4420493-greenlane-and-kushcos-very-exciting-opportunity-interview-with-CEO-aaron-locascio-video#comments is provided below:

Greenlane and KushCo’s Very Exciting Opportunity – Interview with CEO Aaron LoCascio

Rena Sherbill: Aaron, welcome to Seeking Alpha. Really happy to have you on the show, so thank you so much for joining us.

Aaron LoCascio: My pleasure, thank you for having me.

Rena Sherbill: So catch listeners up on those not familiar with Greenlane. Talk to us about where you play, what you do. Go for it.

Aaron LoCascio: Sure. So Greenlane is a leading provider of ancillary cannabis products globally. Uh the best way to kind of describe it to listeners is Greenlane uh touches everything but the plant right. We have this arms length relationship so some of our key categories or key products include ancillary cannabis CPG products like rolling papers, uh pipes, uh cannabis appliances, uh things of that nature.

Rena Sherbill: Got you um and talk to us about where you see the story going. Um, we just, for for those viewers that don't know, you just announced a pretty big merger with KushCo. Um I'd love for you to catch us up on that deal and kind of where you see yourselves growing into because I think many people know that there was a vaping crisis um and kind of where you guys see yourself going from from there.

Aaron LoCascio: Great fantastic. So let's start with going back a couple years to Greenlane's IPO on the Nasdaq under ticker GNLN. Um you know a big part of the reason why Greenlane took the steps to do an IPO which was the first of its kind when we when we did it was really because we saw consolidation likely to take place as the industry continues to mature and Greenlane wanted to be at the forefront of that consolidation as the consolidator of choice among ancillary products companies in this space and we had successfully completed a handful of acquisitions prior to the IPO and one after the IPO as well, but then of course we were hit with a number of different uh headwinds, some industry specific, uh others just like uh you know macroeconomic perspective like Covid and it really kind of took us a moment to take a step back and review the overall landscape and what's going on so we took a bit of a uh a break from the acquisition standpoint the acquisition strategy during the pandemic to regroup and we made some meaningful changes within Greenlane, but now that we have a lot more clarity and we can see how bright the future is we've been a lot more engaged and active on the M&A front which is why we not only acquired Ice, which is a leading brand partner that we had been distributing for many years and represents what's core to our brand strategy going forward, but also expanding on the distribution potential within the industry which is why we announced the merger between Greenlane and KushCo and while the two companies have a lot of similarities they're actually remarkably quite different. Greenlane over the last 15 years has focused very heavily on selling direct to consumers via e-commerce properties that we own as well as selling to the mom and pop retailers in the form of smoke shops across North America and Europe. KushCo on the other hand has focused their energy and efforts on supplying large-scale enterprise level cannabis customers in the form of producers, extractors and and large MSOs. As we look to the future, while obviously direct to consumer and the independent retailers will maintain a meaningful position in the marketplace, there's a likelihood that a greater chance of revenues and product, the CPG products that we sell, will be sold in these MSOs as an example.We believe that is the future because this is where cannabis consumers are congregated to purchase their cannabis and it's a logical, it's a logical progression for those MSOs to also carry CPG products. However those MSOs have been so focused on selling cannabis because as much as they can get they can sell and those relationships have been very difficult to penetrate because they're very meaningful, very large-scale relationships, something that KushCo has done a remarkable job at, so this merger represents a phenomenal opportunity for us to cross-pollinate each other's customer bases and product lines. Similarly KushCo has products that we now have access, will have access to, to provide to our customer base, so it represents a very exciting opportunity overall.

Rena Sherbill: So talk to us about how the deal came to be. Did you approach, did you approach KushCo? Did did they come to you? Did you know that you wanted to approach KushCo or did you feel like that's what you wanted exactly? What you described, that's what you wanted to highlight and address that and kind of sought out a partner that would fulfill that and that happened to be KushCo? Talk to us about kind of how, how that came to be so.

Aaron LoCascio: Going back to some of my comments earlier about our intentions uh to be the consolidator of choice in the industry post IPO, you know what's very important for Greenlane is to maintain a high level of connectivity throughout the industry so we maintain a very high level relationships and friendly relationships with every possible cannabis company that we may want to be able to do some type of either traditional business interactions and even potential bolt-on acquisitions or even larger scale transformative mergers like the KushCo one, so just in general we like to maintain very positive, well-connected relationships with as many folks in the industry as possible and over the last couple of years, uh between Greenlane and KushCo, we've built a mutual respect for one another's organizations, again speaking to the fact that while we are seem very similar on the surface we're actually remarkably different and when we started to initiate initial conversations I frankly can't remember if it was them approaching us or us approaching them, uh but again just maintaining that positive relationship we collectively saw the opportunity to actually drive more revenue for our collective customers which is one of the things that really started off the conversation and drive uh the decision to really want to do something. We see this not only as a benefit for uh the combined company but really for driving additional revenues and profits to our customer base.

Rena Sherbill: So how does it look in terms of going forward and being a part of this market as a combined entity? What do you feel like it's bringing to the marketplace in terms of investors’ ability to kind of like exactly as you're saying, to kind of um capitalize on this CPG iteration in this next phase of cannabis growth? Um what do you feel like the place is in terms of, you know, non-plant touching, the placewhere you guys play in the ecosystem? How, how big does that get? Kind of where do you see it going and in terms of investors playing that side how much does it grow as the legalization picture develops? Um I, I don't want to get too far off the, the point of my question but as kind of, even, you know, as MSOs develop and uplift to senior exchanges um and as they start to develop more and more, where where's where's the place of the ancillary companies uh within that?

Aaron LoCascio: Great so, um a lot to digest in in the question there so let me do my best uh to try to to answer what you were asking there. So a couple of great things here so um being an ancillary cannabis company uh and being a Nasdaq-listed company, we've taken great care to maintain compliance with all applicable laws and it's that arm's length nature between Greenlane and cannabis that has allowed us uh to list on a major U.S. exchange, something that very few uh cannabis-related companies uh can speak to. So that represents a tremendous uh opportunity for institutions and certain types of investors to access the cannabis industry in a way that they otherwise may not be able to because of the OTC or foreign exchange listings and kind of their own internal compliance and rules around that, so certainly opens the door up to an investment community that otherwise is not available for the combined Greenlane and KushCo. With some of the comments that I just made we have, uh you know, we have this innate ability to not only access the uh the growing uh MSO landscape and and legal cannabis markets uh through the the large-scale MSOs and producers which again KushCo has focused very heavily on uh, but because of the the multi-purpose nature if you will of our products we have access also to uh all 50 states already as it is with our existing products, so we get the benefit of being able to build a very efficient infrastructure across state lines that other companies and other cannabis companies like MSOs or LPs have not been able to do because of uh the rules and the compliance around touching cannabis right, being directly involved with cannabis, so it allows us to build a very efficient a very large organization and scale is very important and will be important going forward. We talked a lot about in some of the, the merger documents and publicly about uh even some of the cost synergies and, and you know being able you know the, the power, the, the scale, the financial improvements that uh scale provides so it's the combination of all these things that I think makes this a very exciting endeavor. Again going back to uh speaking about the customers and being able to drive more revenue to their stores, uh is really some of the most exciting aspects of what we're building here going forward. Again brands are very important in the space and will be important in the space. You'll hear that more and more uh and building cannabis brands like true cannabis brands, it's very difficult because the, the state line nature and then the rules and the restrictions around federal laws, but being able to build cannabis brands and the former ancillary uh products brands uh and you know nationwide and globally is something that we see as a unique uh asset that we have as an organization.

Rena Sherbill: And talk to me because you guys have pivoted a bit, right, from the vaping into where you are now. Um well first talk to me about how that was in terms of as a company. Was it a cohesive thought of, of where you guys wanted to go and that was agreed upon um or was it discussed in kind of which direction you were looking to go?

Aaron LoCascio: So a couple of things had taken place um prior to uh or just post after going public. One of the main product lines that we carried was actually uh some some nicotine products, Glow System nicotine products uh and, and Greenlane is uh very publicly talked about how we're very opportunistic in nature we have this incredible ability to spot opportunities and trends in the marketplace very early on and we actually spotted this this early trend in the form of closed system nicotine products uh and, and that became a very meaningful part of our company's profile product profile in 2017, 18 and 19. However ancillary cannabis products were very much at our roots in who Greenlane was as an organization dating back to 2005 when the very first product that we ever sold was the volcano vaporizer. So uh in combination with some of the uh challenges and new regulations and scrutiny around the, the nicotine products uh we decided to focus our energy and efforts on the ancillary cannabis products world. So that not only included vaping products but a number of other categories such as uh functional glass, uh various insular cannabis appliances, uh accessories, um things like that. Um now when uh the vaping-related lung illness uh valley started to take place and unfold, uh again we're, we were quite confident you know we were, you know, watching the information come out live, like real time and we are very confident that uh the products that would all ultimately be linked to likely be the black market products uh and a lot of the information and evidence really pointed to that uh which speaks to the need for sensible regulation in the space and again speaks to Greenlane’s very conservative uh approach to compliance and infrastructure so things like age-gate at dispensary level you know we believe are very logical very important steps that the industry must take, which again follows through onto why federal legalization is very, very important because it's an incredibly difficult task or ask of the federal government to regulate a pro, you know, an industry, uh that it otherwise sees as illegal so the time for change is now and reform, reform needs to take place so within that reform I mean there's obvious good things that are going to come from that reform.

Rena Sherbill: Um I would say chief among them, kind of the social equity component and you know people don't have to be sitting in jail for something that other people are profiting from, all the absurd laws on the books um and then obviously you know cannabis companies getting rid of onerous regulations that takes more money from them, um like the 280E, um but then there's also this other point of what happens with legalization, which um it changes things for companies that have been doing business, you know, as they've been doing business it opens things up and kind of what we were starting to talk about before is you know the notion of when other cannabis companies get to uplift to a senior exchange do you feel like they start taking more of the pie and change, um, how you guys are are approaching the cannabis landscape?

Aaron LoCascio: Well again, I, I think the first mover advantage that Greenlane has is critically important um you know, even just talking with potential acquisition targets, we understand um you know, how meaningful just having a major exchange uh listed equity means. I mean it, it creates a level of trust among people because it is certainly not an easy undertaking to be able to um provide that level of compliance and infrastructure uh to get a major exchange like Nasdaq on board with what you're doing. I don't doubt that others will, will be able to eventually make it onto the space especially as things continue to uh reform and um, you know laws be continue to evolve uh, but I think you know having this leadership position um will really provide for a, you know, a meaningful trajectory forward for the combined Greenlane, KushCo which is yet another reason uh why we saw it valuable to do this um this merger, this transformative merger. Again speaking to scale is very important being uh you know Greenlane, a standalone 100 roughly, 140 million revenue Nasdaq-listed company, there aren't that many Nasdaq or you major U.S. exchange companies with that type of revenue profile. Oftentimes they're much larger because there is an inherent inefficiency with being a company of that size on a major U.S. exchange and being able to handle all of the rules and compliance so the scale that is provided by the merger also gives us a unique asset to be able to continue to push forward with our you know, our consolidation strategy as a combined company.

Rena Sherbill: So talk to us about this coming year and kind of like closing the deal. Um what's the company going to be, what's the company's name going to be known as, who’s the management? Are you staying on as CEO? Um, explain a little bit about what the deal is going to look like and then kind of going forward in the next let's say 12 months what you see going forward, um, for the combined entity.

Aaron LoCascio: Sure. So uh as we've we've kind of publicly disclosed um Nick Kovacevic will, which is the current co-founder and CEO of KushCo will be the CEO of what will remain of Greenlane. We'll maintain the Greenlane and Nasdaq listing. Uh myself, I will, I will move into a co-founder and President role. I have found over the last 15 years in the organization I am most passionate about being hands-on within the organization and working with the employees, the vendors and the customers and something that I very much look forward to doing more of in my role as as President. We've also named Mr. Bill Mote as our Chief Financial Officer. Uh other executives have not yet been publicly named, but we will be doing so in the very near term. Okay obviously uh you know, the other question you asked is you know what does the next 12 months look like post merger. Uh obviously a lot of work and time and energy will be spent on the integration activities, uh, which is going to be a meaningful part of again being able to capitalize on the on the synergies on both a cost and revenue perspective, so we've already started some high-level kind of planning work uh already in preparation for uh our anticipated uh closing of the merger which will likely take place sometime between uh late this quarter and early next quarter. But integration is uh is is the focus.

Rena Sherbill: What do you feel like is the, because you know there's this huge consolidation in the cannabis sector that's been going on but certainly in the past like a couple of months I would say we've seen a real um re-energizing of these kind of big deals happening, you know Greenlane, KushCo being one of them, how difficult is it or what are the things that you feel like are the most important to pay attention to when coming together and combining you know two companies for this kind of greater purpose?

Aaron LoCascio: I, I would say it starts with culture, integrating the cultures between organizations is critically important. Uh you know at the end of the day it really comes down to people, uh we're doing business with people, we're interacting with people in the form of customers, vendors, employees and there can sometimes be differences in cultures and being able to combine those cultures in a very fluid way is critically important again as long as we're, we're keeping uh our are the employees and customers front of mind as we go through this process. Uh I, I'm very confident that that we will come out, uh very successful.

Rena Sherbill: And just kind of to your point about you know your, your role in in the new entity and the new combined entity, um that you're going to be President and talking about how that's getting back to something that you like, you know we started the CEO interview series uh about a month ago and in talking to some of the CEOs I've noticed that one of the big, um, kind of challenges of being a CEO is you're more and more removed from, from the company right. You've like gotten to this place but it's almost like you have very little hand or day-to-day kind of interaction with the imaginations of the company, um, you know you're dealing with a lot of the outer world, um, things how the company has seen it and, and those kinds of things so it's interesting to hear you talk about how you're excited to kind of get to the President role. Um I'd love to hear your thoughts about being an executive and getting to kind of that top of the executive leadership, um, position and kind of how it is to manage the different roles um and, and grow from kind of one position to the other. Is that a lot because you know, um, in other words, is what is exciting to you about this kind of new role part of, of the role that you're doing also with joining these forces. In other words, would you feel like it's as exciting if you were President of Greenlane um as opposed to being president of you know this combined entity?

Aaron LoCascio: Yeah so I, I mean look to be the, the CEO of a, a publicly traded company, it's very exciting. There's, there's a lot um, there's a lot of responsibility that comes with that, uh, and I'll say that the most important thing in the CEO role is balance, you know, balance you're balancing your time, uh, between communicating externally uh much in the same, much in the way that we're doing now uh, you know balancing time communicating with employees and customers and vendors uh but there's no doubt that you, you do dedicate more time uh than you otherwise typically do being able to make sure that you're communicating externally making sure that the world knows uh your story and all the exciting things that you're doing. Um I have been most passionate and I very much enjoy these conversations, but it certainly does require the right amount of time energy to make sure you, you're communicating on a constant basis, a time that otherwise gets pulled away from that internal work uh that I'm particularly passionate about, looking at next generation and products and brands, uh, and much like I was talking about before being able to identify these very exciting opportunities and work with, with customers, employees, and vendors and execute on this go-forward strategy and, and really be able to uh deliver an exciting opportunity for everyone involved both internally and externally, uh so I, I'm quite passionate about this company, I'm quite passionate about this industry uh but I really do enjoy thoroughly working with um people within the industry uh in a more intimate level and one-on-one and being able to talk about these products and focus more energy and effort, so that's why I speak to the level of excitement uh I know, uh you know I won't speak uh directly for Nick who will be the Combined Company's CEO, uh, I know he feels uh similarly the way that I do but I know he's also very passionate about getting out and telling the world about all the exciting things that we're doing, so I think having the right balance, uh, is, is very important not just in individual roles but just uh what each person is doing. So I think Nick does a phenomenal job really getting out and communicating clearly to the world uh what we're doing, how exciting things are and he also does a good job of managing his team, but uh you know I look forward to kind of uh this, this new role as a Combined Company for, for each of us and I know Nick does too as well.

Rena Sherbill: So well, first of all how difficult do you think it is when combining entities just kind of um you know understanding where the different, who's going to play the different roles? Do you feel like a lot of deals fall apart just because of those issues?

Aaron LoCascio: I mean if you look historically, I you know I, I suppose that you know it's certainly a topic of conversation, uh something that's talked about early and often and, and figured out uh very early in the Process. Uh I, I think again just speaking to uh you know how we approach this, this particular transaction, as long as you're keeping what's best for uh the company, what's best for the employees, the customers, the vendors and the go-forward company and all its shareholders in mind front and center uh and you really approach it with that as the priority then I think everything else falls into place relatively well, uh and a lot of those potential conflicts or issues or concerns uh really don't arise so we've, we've all approached this with that mindset and I feel very confident and comfortable uh that we're we are set up in a very good place to be successful uh because we approached it in that very thoughtful way.

Rena Sherbill: And talk to us about kind of you know, you talk about your excitement. What's the one thing or a couple things that you're most excited about this year for you guys and also in in the industry in general. Like what do you see coming down that has you kind of, wow what are we gonna do with this?

Aaron LoCascio: Sure. So I mean we've built phenomenal relationships with third-party vendors and they have a lot of great exciting things in their pipeline and we're going to continue to work very closely with our third-party vendors, but I'm also very excited about our pipeline of Greenlane owned brands. We've already launched a number of them, we recently acquired Ice and we're just seeing some phenomenal things come out of our Greenlane brand so it's a really exciting time uh and to be able to uh have that brand ownership and see how uh explosive some of the, the growth of these products uh has been, uh it's just incredibly exciting. I mean it's, it's a monumental effort that goes in from a lot of people within our organization to make it all happen and to see it come to fruition early in some of the numbers is just fantastic so we're going to continue to execute on our, our vision to really grow our brand's profile our own brand's profile in a more meaningful way uh while also continuing to be very uh consultative and partner with our third-party brands and continuing to build there so the balance between those, but you know it's just really exciting uhm, but I'm just so thrilled with the work that the team has come out with on the, on the own brand strategy and being able to in a combined company. Take those products, uh and our third-party products and launch them in these MSOs in a more meaningful way to drive more revenue to the combined company to drive more revenue to our customers. I mean just the whole thing gets me very excited.

Rena Sherbill: Are there certain kinds of branded products that you guys are more focused on than others?

Aaron LoCascio: So we're very focused across a number of categories in general, uh but just to highlight a few I mean we recently acquired Ice, which is a premium silicone smoking accessories products, uh they are the leader, uh in silicone smoking products. Very excited I've been working with them for years, it was very exciting to bring the co-founders into the Greenlane, uh, tribe. Uh also we've we partnered with UH Cannabis Entrepreneur Burner, who which, is behind cookies the cookies line of cannabis to launch our vibes rolling papers uh just in the last 12 or 18 months or so here and we've seen very tremendous early success. Uh there are other brands, we, you know, like Marley Natural. We partnered with the Keith Herring estate to launch Keith Herron Glass, uh so just trying to make sure that we were penetrating a number of different product categories. Uh overall, um, as approached it's just kind of like narrow uh but overall I think, you know, Vibes as an example, is just one of the most exciting ones because it's a very old industry, rolling papers is a very legacy industry, and to be able to come into that industry with a new brand and new products and, and do so in a very meaningful way and gain a lot of attention and penetration very quickly uh is quite remarkable.

Rena Sherbill: And what do you think it is about that that's enabled um them to grow the market share there for for such an established part of the industry?

Aaron LoCascio: It's it's a combination of, of really uh, you know, the, the following that Burner has and, and what he stands for and his passion for cannabis, which coupled with our passion for cannabis is a very, very powerful uh message that we were communicating to the world. Uh thinking very carefully about, even though a rolling paper may seem like a a very simple product where there's not much innovation, there actually is a lot that you can do in the materials. Uh we just launched our, our all organic hemp rolling paper line which we're very excited about. It's resonating very well so being able to combine our just overall passion for cannabis, couple that with, with Burner's passion for cannabis and come out with new unique and innovative products in an otherwise category uh that hasn't been innovated in a long time is, is probably, all the, you know, a lot of the ingredients that make it, make it, happen uh you know I liken it in some ways to kind of like the uh what Chobani yogurt did in the yogurt category where uh it was just a, a an old and legacy kind of uh trade and product, uh yet Chobani was able to come in and do something different and unique and exciting and really revitalized uh the yogurt category. It's similar to what we're doing here uh with Vibes.

Rena Sherbill: When you were getting into the cannabis industry, did you know that you wanted to get into this part of the cannabis industry?

Aaron LoCascio: And which part, the ancillary cannabis?

Rena Sherbill: Yes the ancillary part.

Aaron LoCascio: Yes, back in 2005 I came across my, my first ever ancillary cannabis product. It was a, a vaporizer, an open system vaporizer or herbal vaporizer uh and prior to that point I had never really experienced uh an herbal vaporizer before and I fell in love right away. I mean I, I was just uh completely uh you know overwhelmed by the technology and I thought it was so unique and so different and so special. Uh I immediately said how do I get involved with this how do I do something here? This is, this is going to be big. This is something that's interesting. I want to get involved at the ground level. So at the ripe age of 20, I set out to start a ancillary cannabis products company in the form of herbal vaporizers.

Rena Sherbill: So you were part of the cannabis community that you were kind of already in it and then you were like, oh this is, this is the way I want to professionally get into it? And did that become Greenlane?

Aaron LoCascio: Uh, there was it over time it did yes, I mean uh, our earlier name was known as Vape World, again speaking to the fact that we were very focused on vapor initially. It was really where we got our roots. Uh in 2016 there, you know, when evaluating our opportunities in the industry we, we realized that our core customer base of independent mom-and-pop retailers was filling their 2000 SKU stores by calling on over 200 different vendors which is just almost unheard of, uh, so we said you know what this this industry needs, some uh some vendor consolidation so that was the moment where we changed from vape world to Greenlane and really broke out into these other categories. So once upon a time where uh vapor was a hundred percent of our total revenue uh these days it's closer to 60 or 65 because we're growing our other product categories so meaningfully uh because just the historical under-penetration that we've had since leading up to 2016. And you'll probably see more growth and more diversification come out of us in that regard because we've been so vapor focused for so long. Although vapor is a very meaningful category and we anticipate continued growth, we just want to try to outpace that growth in these other categories because there's so much low hanging fruit was that diversification part of, or kind of a result, of what was happening in the vaping.

Rena Sherbill: That vaping crisis last year, a couple of years ago was that a result of that or was that just a natural progression of growing a company and wanting to scale it in different ways?

Aaron LoCascio: Unrelated. It was a very natural progression. Uh so again this was 2016 that we said, you know we really need to break into these other primary, uh product categories, uh so it's just a natural evolution of the organization that was once Vape World and transforming into Greenlane and really uh growing meaningfully uh these other product categories and.

Rena Sherbill: Let me ask you, do you, did you spend, did Greenlane um spend time at the height of the vaping crisis trying to lobby the government and say hey this is so utterly ridiculous you're causing like real harm just by not regulating us? Um is, is there lobbying going on in that way?

Aaron LoCascio: Uh Greenlane does not do any direct lobbying. Um we, we have donated to some organizations, but typically we are donating more often to like the, you know, the human-rights type projects, like the Last Prisoner Project. Um you know we are more focused on, um you know ending, um you know, people being imprisoned for cannabis than then, uh really lobbying towards legalization. We think legalization is natural and it will take place uh, but, but seeing you know individuals uh being incarcerated, uh some people serving life sentences, um that, that really needs to change and that's, that's where our kind of um, uh that's where our dollars go. More towards that side of the trade.

Rena Sherbill: Agreed. Um what's as an entrepreneur, as a self-starter, what's one thing or you can give, a couple things, um that you feel like really were salient in growing the company in the way that you wanted to grow? What was something that you maybe learned along the way, that you felt like okay, this is something that I need to kind of keep part of my management strategy?

Aaron LoCascio: Uh wow that's a that's a great question and a big question. We could probably spend many hours on that question alone. Um so if I was going to try to distill it down into just a few things, um I would say a couple of things: make sure you surround yourself with great people, make sure you focus very heavily on your customer and the customer experience. Uh and I would also say for anyone out there, any entrepreneur in any in any industry- I am a very firm believer that we are all capable of absolutely incredible things and you are only limited by your own imagination, grit and will to get it done. Uh so just never give up, life throws plenty of challenges at you. Uh it's always something, uh life is never a straight line, uh but you know endeavor to persevere is the answer

Rena Sherbill: Yeah that's a great answer. I feel like to paraphrase Thomas Edison, he said something like it would be amazing what we all could do if we just believed that we could do it. You know I feel like that's so much of what is limiting us is our own perception of, of the task at hand. Um, so kind of talk to us about the future beyond this year. As, as the industry keeps evolving um do you see yourselves evolving more and more like branching out into different parts of the industry? Um taking on different products? Do you feel like there's more consolidation in your future? Um, what do you see going forward, kind of post-12 months from now?

Aaron LoCascio: Sure. I mean we've made no secret about, uh, our uh strategy to continue to consolidate the industry. There's still a lot of low-hanging fruit out there, uh, we've been very active with our M&A pipeline uh in recent months, so we do hope to announce more uh at least bolt-on acquisitions in the near term. Uh we'll continue to evaluate opportunities as they present themselves in the in the space, but we certainly have uh plenty of opportunity and work to do already before us. Um, I think you know that is probably one of the biggest challenges that the organization has always faced. Uh we're very in a very fortunate position to be presented with a tremendous amount of opportunity on a very regular, very recurring basis, and we spend an awful lot of time deciding what we're not going to do as an organization because there are so many opportunities and we want to make sure that we maintain focus uh as a key part of our go-forward so that we can be very, you know, excellent at executing.

Rena Sherbill: What are some of the things that you wouldn't get into for that reason?

Aaron LoCascio: Well again going back to um, you know, my you know, some of the comments I made earlier and once upon a time not that long ago we were very heavily involved in nicotine products which was a great opportunity at the time and we very well could have continued on that path and continued to bolster and build on it but we made a very challenging decision and we said you know what we would rather focus uh on the things that we are most passionate about and believe uh and have the str, are the most strong and the strongest in. Uh, so the example of just being able to really divest away from uh the low margin nicotine sales to focus on the ancillary cannabis products is a very prime example of that.

Rena Sherbill: Was there any um resistance to that as, in the company, to that pivot?

Aaron LoCascio: I mean there's always, in any type of major decision, uh there is a, a healthy amount of, of conversation and debate that goes on and as a public, publicly traded company um especially when you're talking about altering the, the course of a company that otherwise you know at our peak, you know 46, roughly 46 percent of our total revenue was nicotine products, so having very healthy debates and conversations even at the board level on something like that is critical, so um you know I, I think there's a process. It's certainly not a decision that you make overnight, uh it's something that you very carefully evaluate um and, and ultimately uh we, we locked arms with one another and said this is the right thing for the company and uh and, and no looking back, here we go.

Rena Sherbill: And what does it take to kind of make that decision? I mean I know that this is like a very specific question, but, how do you, is it when the majority has decided, how do you make the decision when there's kind of a chorus of voices um in the room?

Aaron LoCascio: So I think ultimately that is a primary role that a CEO plays and re, really being able to deliver the vision throughout the company which includes major decisions such as the one to, to really move away from the nicotine products. Again, it doesn't come without a tremendous amount of conversation at the uh at the executive level within the organization and then at the board level above the organization, um, but, ultimately uh there's there's, oftentimes opinions in a lot of different directions, uh and a CEO, of one of a primary role of a CEO in an organization is being able to make some of those tough decisions.

Rena Sherbill: Is there anything that you feel like is coming in the cannabis industry that you feel like um either investors aren't paying enough attention to or are paying too much attention to something else and don't see this coming? Do you feel like there's something that you see um that investors should be aware of in the industry?

Aaron LoCascio: Well I mean I know consolidation is something that we've been talking about a lot. I know there's more and more consolidation taking place. Um you know but you know the industry gets a lot of attention particularly in the kind of uh LP category the, the licensed producers, uh some of the MSOs, uh but I think ancillary cannabis is still a bit under the radar uh so it's been a unique phenomenon that takes place again. Uh perhaps it's the ancillary nature of that um or perhaps that a lot of the ancillary companies are, are for the most part relatively small in size compared to their LP cousins, uh which is again we, we aim to change that by virtue of this merger and there are a number of other meaningful companies these days um you know, particularly on the hydroponic side, but I think uh you know ancillary cannabis uh in general and companies like Greenlane are, are a bit of hidden gems if you will. Uh at least from, from my biased perspective of course.

Rena Sherbill: Do you feel like, um it's an interesting point you make that the reason why, I mean there's the obvious reason that it's not a cannabis company, you know, that people aren't like that you're not selling flowers so people are getting the, the companies that are selling the flower. Um, but, but the size of it you know the fact that people are wondering are wanting to put their money in, in something bigger.

Aaron LoCascio: Um, but I think what also gets lost is just the inherent advantages which we've spoken about which is you know the uplifting and not being bogged down. I don't know if everybody listening knows how much cannabis companies are raked over the coals in terms of how much money they have to give back to the government just by the sheer fact that what they're dealing with is federally illegal.

Rena Sherbill: So you guys are circumventing that just by the sheer nature of, of, of not being plant touching? Um was it ever your desire to get into the plant touching side in addition to the ancillary side?

Aaron LoCascio: It's certainly something that we, we continuously evaluate. It's certainly nothing that we would do uh prior to federal legalization or some type of meaningful change in the laws that would allow us to do that again because we maintain very strict compliance with all applicable laws, so until such time that that changed we would maintain our kind of position as ancillary, as an ancillary products only company, but something that we certainly evaluate just in the context of you know we're delivering a lot of products to these, um, you know smoke shops and and uh dispensaries uh and it's a very efficient equation when you're talking to dispensaries to be able to not only provide them with ancillary products uh, but their actual cannabis that they need to supply their store as well so it's something that we'll certainly evaluate and continue to evaluate, but right now we're very focused on the ancillary products. There's, like I said earlier, uh still a huge amount of opportunity up front, in front of us, just in ancillary products but we're not closing the door to some of those broader opportunities down the line as laws evolve and change.

Rena Sherbill: And what are your thoughts on the packaging side of things? What, what kind of cool things are you seeing coming up?

Aaron LoCascio: That's one of my favorite parts to, to look at. I am kind of a packaging geek. I love watching what they're coming out with because I think it's, uh, it's so much a part of, you know, different iterations of growing in an industry and it's cool to see how how, how far they've progressed in terms of that. Yeah, so I mean we were very excited to acquire uh Pollen Gear a few years back, uh and, and the, the leader behind Pollen Gear has a long history of being able to create these, uh, very high-end, aesthetically pleasing and unique products. Uh, in the form of Pollen Gear, you know as his latest and greatest example, um, but it's just the beginning. What we see in the future uh as the packaging continues to evolve, not only is there, you know, not only do we have unique and differentiated uh ASDM child-resistant packaging options, new ones to kind of stay ahead of the curve, but as we speak more and more in greater detail with some of the largest cannabis operators in the space, we're actually speaking about custom silhouettes much in the same way that um you know the, the shape of a Coca-Cola bottle is very iconic and recognizable. We've been working with these large-scale cannabis companies to create their own unique silhouette specific to them and we believe that, that, that's where the, the next generation of packaging is going.

Rena Sherbill: That's very cool, that's very cool.

Aaron LoCascio:Yeah, I mean we started with this topic of how everybody's talking about branding, I mean that's a great example of how to brand something in a really cool in a really cool and elegant way.

Rena Sherbill: Indeed, yeah, cool. Um, well this has been a great talk. It's great to catch up on, on the ancillary side of things. Um, I myself am talking to many, you know, plant touching companies so it's nice to get the kind of CPG other side of this other part of the supply chain, um, on the show and talk to you and it's really exciting to be, um, you know, have a front row seat to kind of these like big deals that are happening, um, and to see what's gonna happen with Greenlane and KushCo in the in the coming year. I think is exciting and uh exciting to see what you guys have coming down the lane um anything you'd like to leave investors with before we go?

Aaron LoCascio: Uh, you know, I again, I just want to speak to just first and foremost, thank you again for having me uh and also just, just how much opportunity and how exciting it is um, you know, again each individual company between Greenlane and KushCo, uh, is a leader in their own right and the combination of the two companies really speaks to this incredible opportunity uh to live, to deliver more value to customers so I'm very excited about the future. Uh I think that that even though we've, we've been in business for 15 years at Greenlane and 10 years at KushCo, respectively, uh we're just getting, just getting started so if you want to learn more uh specifics of course you can always visit us at gnln.com which is again also our Nasdaq ticker, um, and, and I'm sure we'll be catching up in the near future as, as more exciting things, uh, continue to unfold uh here at Greenlane.

Rena Sherbill: Yeah, absolutely. I feel like um you know for, for cannabis investors that are paying more attention to the multi-state operators, the companies in the, in the United States that have a presence in a number of states, um I feel like I would liken this to if you guys were MSOs, to one of the top four MSOs combining entities.

Aaron LoCascio: Um, so to kind of you to use that and that parlance.

Rena Sherbill: I feel like it exemplifies what a big deal it is that you guys announced um and I think it is an exciting time in the marketplace to see what happens with that um so, Aaron thank you so much, I really appreciate it and congrats on all the good news um and definitely hope to talk to you down the line and see what you guys have going on.

Aaron LoCascio: My pleasure.

Cautionary Statement Regarding Forward-Looking Statements

This communication includes forward-looking statements. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. These statements are based on current expectations, estimates and projections about the industry, markets in which Greenlane and KushCo operate, management’s beliefs, assumptions made by management and the transactions described in this communication. While the Greenlane’s and KushCo’s management believes the assumptions underlying the forward-looking statements and information are reasonable, such information is necessarily subject to uncertainties and may involve certain risks, many of which are difficult to predict and are beyond management’s control. These risks include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (2) the outcome of any legal proceedings that may be instituted against the parties and others following announcement of the Merger Agreement; (3) the inability to consummation the Transaction due to the failure to obtain the requisite stockholder approvals or the failure to satisfy other conditions to completion of the Transaction; (4) risks that the proposed Transaction disrupts current plans and operations of Greenlane and/or KushCo; (5) the ability to recognize the anticipated benefits of the Transaction; and (6) the amount of the costs, fees, expenses and charges related to the Transaction; and the other risks and important factors contained and identified in Greenlane’s and KushCo’s filings with the SEC, such as their respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2020, any of which could cause actual results to differ materially from the forward-looking statements in this communication.

There can be no assurance that the Transaction will in fact be consummated. We caution investors not to unduly rely on any forward-looking statements. The forward-looking statements speak only as of the date of this press release. Neither Greenlane nor KushCo is under any duty to update any of these forward-looking statements after the date of this communication, nor to conform prior statements to actual results or revised expectations, and neither Greenlane nor KushCo intends to do so.

Important Information for Investors and Stockholders

In connection with the proposed transaction, Greenlane expects to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Greenlane and KushCo that also constitutes a prospectus of Greenlane, which joint proxy statement will be mailed or otherwise disseminated to Greenlane’s and KushCo’s respective stockholders when it becomes available. Greenlane and KushCo also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Greenlane and KushCo with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by the companies will be available free of charge on their respective websites at www.gnln.com and www.kushco.com.

Participants in Solicitation

Greenlane, KushCo and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Greenlane is set forth in its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 24, 2020. Information about the directors and executive officers of KushCo is set forth in its proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on December 28, 2020. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.